UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SIGILON THERAPEUTICS, INC.

(Name of Subject Company)

SIGILON THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

82657L206

(CUSIP Number of Class of Securities)

Rogerio Vivaldi Coelho, MD

President and Chief Executive Officer

Sigilon Therapeutics, Inc.

100 Binney Street

Suite 600

Cambridge, Massachusetts 02142

(617) 336-7540

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With copies to:

Zachary Blume Marc Rubenstein Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199-3600 Telephone: (617) 951-7000	Matthew Kowalsky Chief of Staff and Chief Legal and Administrative Officer Sigilon Therapeutics, Inc. 100 Binney Street Suite 600 Cambridge, Massachusetts 02142 (617) 336-7540

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 13, 2023 (as it may be further amended and supplemented from time to time, the “Schedule 14D-9”) and relates to the offer by Shenandoah Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Sigilon Therapeutics, Inc., a Delaware corporation (“Sigilon”).

This Amendment is being filed to update the CUSIP number that appears on the cover of the Schedule 14D-9. On May 22, 2023, Sigilon filed a Certificate of Amendment to its Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a reverse stock split of the Shares at a ratio of 1-for-13 (the “Reverse Stock Split”). As a result of the Reverse Stock Split, the CUSIP number was changed from 82657L107 to 82657L206.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2023	Sigilon Therapeutics, Inc.

	By:	/s/ Rogerio Vivaldi Coelho, M.D.
Name: Rogerio Vivaldi Coelho, M.D.
Title: President and Chief Executive Officer